EXHIBIT 99.1

BrainsWay Announces Positive OCD Coverage Policy by Blue Cross Blue Shield® Licensee HCSC

HCSC Covers Approximately 17 Million Members Across Five States

CRESSKILL, N.J. and JERUSALEM, Israel, June 02, 2021 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced that that Health Care Service Corporation (HCSC) has issued a positive coverage policy, effective June 15, 2021, applicable to the BrainsWay Deep TMS™ system for the treatment of obsessive-compulsive disorder (OCD).

HCSC, an independent licensee of Blue Cross Blue Shield Association, is the largest customer-owned health insurance company, and fourth largest overall, in the U.S., covering approximately 17 million members. HCSC offers a wide variety of health and life insurance products and related services through its operating divisions and subsidiaries, including Blue Cross and Blue Shield® (BCBS) of Illinois, Montana, New Mexico, Oklahoma, and Texas.

“We are thrilled to have received our first BCBS coverage policy for OCD from HCSC, one of the largest health insurers in the U.S.,” said Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay. “Coming on the heels of two other major recent OCD coverage announcements, this latest milestone is indicative of the strong reimbursement momentum we are experiencing in support of our Deep TMS treatment for OCD. We will continue our work to drive further positive coverage developments in this important indication from additional BCBS systems and other major health plans.”

About Obsessive-Compulsive Disorder
Obsessive-compulsive disorder (OCD) is a chronic and debilitating condition with a lifetime prevalence in the United States of 2.3%. Characterized by uncontrollable, reoccurring thoughts (obsessions) and behaviors (compulsions) that the sufferer feels compelled to repeat over and over, OCD is considered by the World Health Organization (WHO) to be one of the top 10 debilitating medical conditions associated with a decreased quality of life and loss of income.  Due to the complexity and heterogeneity of the condition, coupled with the high percentage of patients that are drug-resistant, many patients suffering from OCD do not respond well to first line treatment options. The economic burden on the U.S. healthcare system for OCD treatments is estimated to be over $7 billion per year.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include major depressive disorder, obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Cresskill, NJ and Jerusalem, Israel, BrainsWay is committed to increasing global awareness and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, and the effect of the global COVID-19 health pandemic on our business and continued uncertainty and market impact relating thereto.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.

Contacts:

BrainsWay:
Scott Areglado
SVP and Chief Financial Officer
Scott.Areglado@BrainsWay.com

Investors:
Bob Yedid
LifeSci Advisors
(646) 597-6989
Bob@LifeSciAdvisors.com

Media Contact:
Will Johnson
(201) 465-8019
BrainsWay@antennagroup.com